Exhibit 99.1

The following letter was sent to employees of Bayer AG on May 23, 2016.

Letter from the Bayer Board of Management Regarding the Offer to Acquire Monsanto

Dear Colleagues,

We have all worked hard to successfully transform Bayer into a leading Life Science company. Going forward, it is important for us to deliver profitable growth in attractive, innovation-driven markets. We aim to hold leading positions in our core segments while maintaining our strong culture of innovation, sustainability and social responsibility.

As the next logical step in our strategy, we are delighted to share the news that we have made an offer to acquire Monsanto, a US-based leading global producer of Seeds & Traits. This is an exciting day for us and gives us a tremendous additional opportunity to live our mission “Bayer: Science For A Better Life”.

This step emphasizes our commitment to advancing the next generation of farming by bringing together leading Seeds & Traits, Crop Protection, Biologics and Digital Farming platforms. Bayer and Monsanto would together create a leading integrated agriculture business and provide innovative solutions for farmers around the world.

This transaction would offer numerous opportunities for Bayer and would be an important step in building out our comprehensive Life Science portfolio. We would become a stronger and more innovative organization. Furthermore, the combined business would provide employees with enhanced career opportunities at a larger and more diversified global company.

We intend to finance the acquisition of Monsanto with debt and the issuance of new Bayer shares. None of our businesses need to be sold to finance the proposed transaction. Independent from that, the strategic reviews and the development of our businesses will continue as usual. We are also fully committed to strengthening all of our businesses with significant organic investments in Pharmaceuticals, Consumer Health and Animal Health. This includes investments in our research and development pipeline as well as our sites.

As major transactions can bring both challenges as well as opportunities, we want to reiterate that nothing changes for you today. But we know that many of you will have questions. That is why we are committed to keeping you updated throughout the process and sharing additional information as it becomes available — as we did in previous projects.

Therefore, we will host two webcasts for all employees globally today with Chairman of the Board of Management, Werner Baumann, and Head of the Crop Science division, Liam Condon, at 12:30pm CEST and 7:00pm CEST / 1:00 pm EDT. You will have the opportunity to ask questions. Following the webcast, we will make an intranet Q&A platform available to submit additional questions.

For the time being, Bayer and Monsanto are independent companies, and those of you with counterparts at Monsanto should refrain from any contact other than what is necessary in the ordinary course of business.

It is also critical not to speculate about the ongoing process externally. To support you, we have created a 24-hour Communications Center - please forward any inquiries from stakeholders, the media, Monsanto counterparts or the general public to: project-team@bayer.com.

© Brunswick  |  2016  |  Confidential  |

We would like to once again thank you for your outstanding contributions to our successful development and your ongoing commitment and dedication to Bayer! There is a lot of hard work ahead but also tremendous opportunity as we strengthen our foundation for further success in the future and continue to deliver on our mission, Bayer: Science For A Better Life.

Best regards,

Werner Baumann	Liam Condon	Johannes Dietsch	Hartmut Klusik

Kemal Malik	Erica Mann	Dieter Weinand

Click here to view a video message from our Chairman of the Board of Management, Werner Baumann, and Head of the Crop Science division, Liam Condon.

Click here to read more details on the webcast.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.

© Brunswick  |  2016  |  Confidential  |